
$25,000
$20,000
$15,000
$10,000
$5,000
9/30/93
9/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
Calvert Income Fund (Class A) - $20,286
Lehman Aggregate Bond Index TR - $19,526
Lehman U.S. Credit Index - $20,330
Lipper Corporate Debt Funds BBB-Rated Avg - $18,468